W.S. INDUSTRIES INC.
Suite 1120, 470 Granville Street
Vancouver, British Columbia
V6C 1V5 Canada
Tel: (604) 713-8010
Fax: (604) 713-8016

May 10, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:

Tom Kluck

Re:

W.S. Industries Inc.

Form 8-K

Filed April 18, 2013

File No. 000-52752

Dear Mr. Kluck:

Thank you for your letter of April 29, 2013 in connection with the above-noted matter. In response, the acquisition of the shares reported in the 8-K was made in a private purchase and sale transaction as an investment in W.S. Industries not subject to the Investment Company Act of 1940. We submit that the registrant had not entered into any agreement and there was no combination of assets or operations between the purchaser and WS Industries and, accordingly, no requirement to make a filing under either Item 1.01 or Item 2.01 of Form 8-K.

However, as disclosed in the 8-K, the intention of the purchase was to acquire control of WS Industries to facilitate a business combination at a later date, which was further disclosed in a subsequently filed Form 8-K. In that regard, WS Industries plans to file a “Super 8-K” early next week that will provide Form 10 disclosure relating to this transaction.

Please let me know if there are any further questions you may have.

Thank you for your assistance.

Yours truly,

W.S. INDUSTRIES INC.

Per:

/s/ Robert Bell

Robert Bell
President